Exhibit 99.53

First Phosphate Closes Oversubscribed Private Placement to Existing and Follow-on Investors

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES

Saguenay, Quebec--(Newsfile Corp. - November 17, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) ("First Phosphate” or the “Company”) is pleased to announce that, on November 14, 2025, it closed its financing (the “Offering") to a strategic investor, and other follow-on investors, on terms as described in the Company news release dated November 7, 2025.

The Company raised a total of $2.18 million through the issuance of 2,244,722 Flow-Through Shares at a price of $0.90 per Flow-Through Share for gross proceeds of $2,020,250, and 177,666 Hard Dollar Units at a price of $0.90 per Hard Dollar Unit for gross proceeds of $159,899.

Together with this Offering, the Company has raised to date a total of approximately $42.2 million in 10 management-led non-brokered private-placement financings since June 2022.

In connection with the Offering, the Company issued 178,698 compensation common shares at a deemed price of $0.90 per common share, and issued 178,698 Compensation Warrants, exercisable at a price of $1.25 per common share of the Company, until April 30, 2026, subject to an Accelerated Expiry Date. All securities issued under the Offering are subject to a four-month and one day statutory hold period in accordance with applicable securities laws. The Company intends to use the proceeds from the Offering as disclosed in the Company’s press release dated November 7, 2025. Capitalized terms used in this news release and not defined herein have the meanings given to them in the Company’s news release dated November 7, 2025. The Company may close another tranche of the Offering at its discretion.

The Company wishes to amend and clarify certain terms of the Compensation Warrants as disclosed in its press release dated November 7, 2025 originally announcing the Offering. “Each Compensation Warrant shall entitle the holder thereof to acquire one Common Share at a price of $1.25 per share until April 30, 2026, provided that if the volume weighted average trading price of the Common Shares on the Canadian Securities Exchange for any 5 consecutive trading days equals or exceeds $2.00, the Company may, upon issuing a press release, accelerate the expiry date of the Compensation Warrants to the date that is 30 days following the date of such press release (“Accelerated Expiry Date”).”

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Completion of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals. There can be no assurance that any further securities will be sold under Offering.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market lithium iron phosphate (LFP) battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the completion of the Offering, the anticipated closing date(s) of the Offering, the intended use of proceeds of the Offering, approval of the CSE and the filing of the Offering Document. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, development and exploration successes, and continued availability of capital and financing and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; that the Company and other parties will be able to satisfy stock exchange and other regulatory requirements in a timely manner; that CSE approval will be granted in a timely manner subject only to standard conditions and that all conditions precedent to the completion of the Offering will be satisfied in a timely manner. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looing information contained in this release is qualified by these cautionary statements.

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